[LETTERHEAD OF PAUL HASTINGS LLP]


March 6, 2012


VIA EDGAR


James E. O'Connor, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549

Re:     Van Kampen Unit Trusts, Series 1178 (the "Trust")
        Post-Effective Amendment No. 2 to the Registration
        Statement on Form S-6
        File No.: 333-177856

Dear Mr. O'Connor:

In connection with the March 5, 2012 filing of the Trust's Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 ("Amendment No. 2"), please be advised that this filing addresses all comments supplied by the Securities and Exchange Commission ("Commission") regarding the presentation of hypothetical performance information in the Trust's prospectus. A Memorandum of Changes specifying the areas within the Trust's prospectus which had been revised in response to the Commission's comments was included along with Amendment No. 2, and such Memorandum of Changes was also referenced in the transmittal letter for Amendment No. 2. For your reference, a copy of the Memorandum of Changes included with Amendment No. 2 is provided below:

                             "MEMORANDUM OF CHANGES

                      VAN KAMPEN UNIT TRUSTS, SERIES 1178

   The Prospectus filed with Post-Effective Amendment No. 2 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Unit Trusts, Series 1178 on March 5, 2012. An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Post- Effective Amendment.

   Front Cover Page. The date of the Prospectus has been updated.

   In response to comments received from the Securities and Exchange Commission regarding the presentation of hypothetical performance information, the "Principal Investment Strategy" section has been revised, and the "Hypothetical Strategy Performance" and "Notes to Hypothetical Performance Table" sections have been inserted.

   Back Cover Page. The date of the Prospectus has been updated and the table of contents has been revised."

   We respectfully request that the Commission grant acceleration of the effective date of Amendment No. 2 so that it may become effective as soon as practicable. Should you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 318 6097. Thank you.


Very truly yours,

/s/ BILL BELITSKY
Bill Belitsky
for Paul Hastings LLP